Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2007	2006
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$122,363	$71,893
Add (deduct):
Equity in earnings of unconsolidated entities	(23,098)	(19,483)
Distributions from unconsolidated entities	2,226	5,547
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,180)	(3,770)
	96,311	54,187
Add fixed charges:
Consolidated interest expense (1)	23,684	23,208
Interest portion (1/3) of consolidated rent expense	8,447	7,456
	$128,442	$84,851

FIXED CHARGES:
Consolidated interest expense	$23,684	$23,208
Interest portion (1/3) of consolidated rent expense	8,447	7,456
	$32,131	$30,664

RATIO OF EARNINGS TO FIXED CHARGES	4.00	2.77

(1) Interest expense on income tax contingencies is not included in fixed charges.